                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                  WESTERN BANCORP
               -----------------------------------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
               -----------------------------------------------------
                           (Title of Class of Securities)

                                     609022207
               -----------------------------------------------------
                                   (CUSIP Number)

                               John M. Eggemeyer, III
                      6051 El Tordo Rancho Santa Fe, CA  92067
                               Phone:  (619) 756-8300
               -----------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)


                                 NOVEMBER 20, 1998
               -----------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: / /

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D


CUSIP NO.  609022207                                        PAGE 2 OF 18 PAGES

--------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Castle Creek Capital Partners Fund I, LP
                   Federal ID No.: 36-4073941

--------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
 3                 SEC USE ONLY

--------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS*
                   WC
                   BK

--------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   2,289,689 (1)(2)
 NUMBER OF    ------------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         2,289,689 (1)(2)
 PERSON       ------------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,289,689

--------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*

--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   12.30%

--------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON*
                   PN (limited partnership)

--------------------------------------------------------------------------------

                                                            PAGE 3 OF 18 PAGES

       FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND I, LP

(1)  Includes 33,557 shares issuable upon exercise of warrant.

(2)  Power is exercised through its sole general partner, Castle Creek Capital
     LLC

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D


CUSIP NO.  609022207                                        PAGE 4 OF 18 PAGES

--------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Castle Creek Capital Partners Fund IIa, LP
                   Federal ID No.: 68-0415156

--------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
 3                 SEC USE ONLY

--------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS*
                   WC

--------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(E)                          [ ]

--------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   205,510(1)
 NUMBER OF    ------------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         205,510(1)
 PERSON       ------------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,510 shares of Common Stock

--------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*

--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.10%

--------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON*
                   PN (limited partnership)

--------------------------------------------------------------------------------

                                                            PAGE 5 OF 18 PAGES

      FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP

(1)  Power is exercised through its sole general partner, Castle Creek Capital
     LLC

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D


CUSIP NO.  609022207                                        PAGE 6 OF 18 PAGES


--------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Castle Creek Capital Partners Fund IIb, LP
                   Federal ID No.: 68-0415157

--------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
 3                 SEC USE ONLY

--------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS*
                   WC

--------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   35,633(1)
 NUMBER OF    ------------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         35,633(1)
 PERSON       ------------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,633 shares of Common Stock

--------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*

--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.19%

--------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON*
                   PN (limited partnership)

--------------------------------------------------------------------------------

                                                            PAGE 7 OF 18 PAGES

      FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP

(1)  Power is exercised through its sole general partner, Castle Creek Capital
     LLC

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D


CUSIP NO.  609022207                                        PAGE 8 OF 18 PAGES

--------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Castle Creek Capital LLC
                   Federal ID No.: 36-4073477

--------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
 3                 SEC USE ONLY

--------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS*
                   WC
                   BK

--------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   2,530,832(1)(2)
 NUMBER OF    ------------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         2,530,832(1)(2)
 PERSON       ------------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,832 shares of Common Stock (1)(3)

--------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*

--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13.60%

--------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON*
                   OO (limited liability company)

--------------------------------------------------------------------------------

                                                            PAGE 9 OF 18 PAGES

               FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL LLC

(1)  Includes 33,557 shares issuable upon exercise of warrant.

(2)  Power is exercised through its controlling member, Eggemeyer Advisory Corp.

(3) Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D


CUSIP NO.  609022207                                        PAGE 10 OF 18 PAGES

--------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Eggemeyer Advisory Corp.
                   Federal ID No.: 36-410-4569

--------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
 3                 SEC USE ONLY

--------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS*
                   WC
                   BK

--------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   2,530,832(1)(2)
 NUMBER OF    ------------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         2,530,832(1)(2)
 PERSON       ------------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,832 shares of Common Stock (1)(3)

--------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*

--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13.6%

--------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON*
                   OO (limited liability company)

--------------------------------------------------------------------------------

                                                            PAGE 11 OF 18 PAGES

               FOOTNOTES TO FACING SHEET FOR EGGEMEYER ADVISORY CORP.

(1)  Includes 33,557 shares issuable upon exercise of warrant.

(2) Power is exercised through its sole shareholder and president, John M. Eggemeyer, III.

(3) Solely in its capacity as the controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D


CUSIP NO.  609022207                                        PAGE 12 OF 18 PAGES

--------------------------------------------------------------------------------
 1                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   John M. Eggemeyer, III
                   S.S. No.: ###-##-####

--------------------------------------------------------------------------------
 2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
 3                 SEC USE ONLY

--------------------------------------------------------------------------------
 4                 SOURCE OF FUNDS*
                   WC
                   BK
                   PF

--------------------------------------------------------------------------------
 5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
 6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   2,629,334(1)(2)
 NUMBER OF    ------------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         2,629,334(1)(2)
 PERSON       ------------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,334 shares of Common Stock (1)(2)

--------------------------------------------------------------------------------
 12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*

--------------------------------------------------------------------------------
 13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.12%

--------------------------------------------------------------------------------
 14                TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------

                                                            PAGE 13 OF 18 PAGES

                FOOTNOTES TO FACING SHEET FOR JOHN M. EGGEMEYER, III

(1) As to 2,530,832 shares (including 33,557 shares issuable upon exercise of warrant), power is exercised as President of Castle Creek Capital LLC and as sole shareholder of its controlling member.

(2) As to 98,502 shares (including 58,702 shares issuable upon exercise of warrants), power is exercised as beneficial owner.

                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

     This statement relates to the common stock, no par value, (the "Common Stock") of Western Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 30000 Town Center Drive, Laguna Niguel, California 92677.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a) - (c)      The names of the persons filing this statement are:
Castle Creek Capital Partners Fund I, LP, a Delaware limited partnership ("Fund I"); Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership ("Fund IIa"); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership ("Fund IIb"); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of Fund I, Fund IIa and Fund IIb (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and the controlling member of the General Partner ("EAC"); and John M. Eggemeyer, III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer"). The business address for each of the filing persons is 6051 El Tordo, Rancho Santa Fe, California 92067.

     (d) and (e)    During the last five years, none of the persons filing this statement has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Eggemeyer is a citizen of the United States of America.


                                 Page 14 of 18 Pages

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since August 12, 1998, Fund IIa made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners and margin loans:

     Number of Shares Purchased         Date of Purchase         Purchase Price
     --------------------------         ----------------         --------------
               205,510                  8/12/98 - 11/25/98        $6,710,819

     Since August 12, 1998, Fund IIb made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners and margin loans:

     Number of Shares Purchased         Date of Purchase         Purchase Price
     --------------------------         ----------------         --------------
                35,633                  8/12/98 - 11/25/98        $1,163,577

ITEM 4.   PURPOSE OF TRANSACTION.

     (a) and (b)    The purchases by Fund I, Fund IIa and Fund IIb of shares of
Common Stock were for investment purposes. However, the General Partner intends to work closely with the Issuer's Board of Directors and management to expand the business of the Issuer through acquisitions and other business strategies and to improve the financial performance of the Issuer. Fund I, Fund IIa and/or Fund IIb may acquire additional securities of the Issuer in order to enable the Issuer to make future acquisitions or otherwise pursue its business strategy. The filing persons may also make open market purchases of the Issuer's securities.

     (c) - (j)      None at the present time.

ITEM 5         INTEREST IN SECURITIES OF ISSUER.

     (a) Fund I beneficially owns 2,256,132 shares (including 33,557 shares issuable upon the exercise of a warrant) of Common Stock or 12.30% of the Issuer's outstanding Common Stock. Fund IIa beneficially owns 205,510 shares of Common Stock or 1.10% of the Issuer's outstanding Common Stock. Fund IIb beneficially owns 35,633 shares of Common Stock or 0.19% of the Issuer's outstanding Common Stock. Fund I, Fund IIa and Fund IIb disclaim any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners, including but not limited to the shares beneficially owned by Eggemeyer. Eggemeyer beneficially owns 39,800 shares (including 58,702 shares issuable upon exercise of Warrants) or 0.53% of the Issuer's outstanding Common Stock.

     (b) Fund I has the sole voting and dispositive powers over the 2,256,132 (including 33,557 shares issuable upon the exercise of a warrant) shares of Common Stock beneficially owned by it, representing approximately 12.30% of the Issuer's outstanding Common Stock. Fund IIa has the sole voting and dispositive power over 205,510 shares of Common Stock beneficially owned by it, representing approximately 1.10% of the Issuer's outstanding Common Stock. Fund IIb has the

                                 Page 15 of 18 Pages
sole voting and dispositive power over 35,633 shares of Common Stock beneficially owned by it, representing approximately 0.19% of the Issuer's outstanding Common Stock. Such voting and dispositive powers are exercised by the General Partner in its capacity as general partner of Fund I, Fund IIa and Fund IIb, which are exercised by EAC as the controlling member of the General Partner which is in turn are exercised by Eggemeyer as the sole stockholder and President of EAC and as President of the General Partner. Eggemeyer has the sole voting and dispositive powers over the 39,800 shares (including 58,702 shares issuable upon exercise of Warrants) beneficially owned by him, representing approximately 0.53% of the Issuer's outstanding Common Stock.

     (c) Since August 12, 1998, Fund IIa made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners and margin loans:

     Number of Shares Purchased         Date of Purchase         Purchase Price
     --------------------------         ----------------         --------------
               205,510                  8/12/98 - 11/25/98         $6,710,819

     Since August 12, 1998, Fund IIb made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners and margin loans:

     Number of Shares Purchased         Date of Purchase         Purchase Price
     --------------------------         ----------------         --------------
               35,633                   8/12/98 - 11/25/98         $1,163,577

     (d) and (e)    Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 3 -    Revolving Credit Agreement dated as of September
25, 1996 of Fund I, pursuant to the request of Fund I and instructions to
Schedule 13D, are included in the Confidential Exhibit Volume previously filed with the Commission and dated October 8, 1996.


                                 Page 16 of 18 Pages

                                     SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:    December 1, 1998

CASTLE CREEK CAPITAL PARTNERS FUND I, L.P.

By:  Castle Creek Capital, L.L.C.


     By:  /s/John M. Eggemeyer, III
          ------------------------------
          Its President

Its: General Partner

CASTLE CREEK CAPITAL, L.L.C.

By:  /s/John M. Eggemeyer, III
     -----------------------------------
     Its President

EGGEMEYER CORP.



By:  /s/John M. Eggemeyer, III
     -----------------------------------
     Its President


/s/John M. Eggemeyer, III
----------------------------------------
John M. Eggemeyer, III


                                 Page 17 of 18 Pages

                              Exhibit 3 to 13D Filing

Revolving Credit Agreement dated as of September 25, 1996 of Fund I, pursuant to the request of Fund I and instructions to Schedule 13D, are included in the Confidential Exhibit Volume filed with the Commission and dated October 8, 1996 (Previously Filed)


                                 Page 18 of 18 Pages